UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities

Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
and 15(d) of the Securities Exchange Act of 1934

Commission File No.       333-94521

Pioneer Valley Health Plan, Inc.

(Exact name of registrant as specified in its charter)

113 Seaboard Lane, Suite A-200, Franklin, Tennessee 37067, (615) 844-2747

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Guarantee of IASIS Healthcare Corporation's 13% Senior Subordinated Exchange Notes Due 2009

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☐

      Approximate number of holders of record as of the certification or notice date:       24

      Pursuant to the requirements of the Securities Exchange Act of 1934, Pioneer Valley Health Plan, Inc., a Delaware corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:	August 14, 2002	Pioneer Valley Health Plan, Inc.

		By:	/s/ W. Carl Whitmer

W. Carl Whitmer Vice President and Chief Financial Officer